Exhibit 99.1

ODI Pharma AB and Aphria Inc. Execute Supply Agreement

STOCKHOLM and LEAMINGTON, ON, Nov. 2, 2020 /CNW/ - ODI Pharma AB ("ODI", ISIN SE0013409760) today announced that, despite COVID 19 delays, it has streamlined its supply chain and executed a Supply Agreement (the "Supply Agreement") with Aphria Inc.'s ("Aphria") (TSX: APHA) (Nasdaq: APHA) wholly-owned German subsidiary, CC Pharma GmbH ("CC Pharma"). The management team of ODI believes the Supply Agreement will contribute to efficiencies of ODI's operations going forward.

The highlights of the Supply Agreement are:

  The Supply Agreement grants ODI the exclusive right to sell a defined set of co-branded products in Poland. These products will be co-branded and sold under the ODI and Aphria brand names;
  The Supply Agreement has a term of five years and provides for an annual minimum of 1,200 kg of medical cannabis product, for a total of 6,000 kg of medical cannabis during the term of the agreement; and
  CC Pharma will support ODI in securing regulatory approval for import and sale of the co-branded products in Poland.

Aphria Inc. Chief Executive Officer and Chairman, Irwin D. Simon comments
"We are pleased to announce our partnership with ODI Pharma, which expands the international presence of our Aphria medical brand into Poland. This partnership is further evidence of our global commitment to provide patients with access to high-quality medical cannabis products as well as a testament to the strength and quality of our medical brand, Aphria.  We look forward to working with ODI Pharma in bringing our high-quality medical cannabis products to patients in Poland."

ODI Pharma AB CEO Derek Simmross comments
"We are pleased to continue our relationship with Aphria through our new partnership between CC Pharma and ODI Pharma. We see that this will contribute to our operational efficiency and it is exciting to further advance the terms of our relationship to include a broader product offering. Our goal remains to represent the best and most technologically advanced producer of medical cannabis in the industry for the Polish people."

ODI Pharma AB Chairman Volker Wiederrich comments
"We are proud of our partnership with CC pharma, a global leader who shares with us the same quality values and commitments of meeting patients' needs and improving their quality of life. Also, this is another vote of confidence in ODI Pharma's leadership and the Polish medical cannabis market."

About ODI Pharma AB
ODI Pharma, based on its European network, subsidiaries and affiliates, is a producer and representative of finished pharmaceutical cannabis products with a focus on distribution to the medical cannabis market in Europe through its subsidiary ODI Pharma Polska Sp. z o.o. ODI Pharma intends to provide a high-quality product at a competitive price compared to competitors in Poland, thereby becoming the number one provider of medical cannabis in Poland. ODI Pharma also strives to be on the forefront of understanding the medical applications of the product as well as introducing new, innovative products to the European patients in need. ODI will continue to team up with the most knowledgeable and best renown partners in the industry to achieve its goals.

About Aphria Inc.
Aphria Inc. is a leading global cannabis company inspiring and empowering the worldwide community to live their very best life. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. Aphria's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

This press release contains information that ODI Pharma is obligated to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication through the agency of the contact person set out above on November 2, 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under applicable securities laws and are expressly qualified by this cautionary statement. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to Canadian and international growth and business opportunities. Aphria uses words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release. Forward-looking statements reflect management's current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in Aphria's critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; Aphria's future financial and operating performance; the competitive and business strategies of Aphria; the intention to grow the business, operations and potential activities of Aphria; Aphria's ability to maximize the utilization of its existing assets and investments;  Aphria's ability to take a leadership position in foreign jurisdictions; the expected inventory and production capacity of Aphria; the expected category growth of Aphria's products; the anticipated increase in demand for saleable flower, and the related growth in the international market; the market for Aphria's current and proposed products, as well as Aphria's ability to capture market share; the anticipated timing for the release of expected product offerings; the development of affiliated brands, product diversification and future corporate development; expectations with respect to Aphria's product development, product offering and the sales mix thereof; Aphria's satisfaction of international demand for its products; Aphria's plans with respect to importation/exportation; Aphria's ability to meet the demand for medical cannabis; Aphria's plans to establish strategic partnerships; Aphria's expected ongoing contractual relationships, and the terms thereof; Aphria's ability to comply with its financial covenants in the future; the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets; the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; Aphria's purpose, mission, vision and values with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic; general economic conditions; adverse industry events and future steps to be taken in response to COVID-19; the performance of Aphria's business and operations.

Readers are cautioned that the foregoing list is not exhaustive and should consider the other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three months ended August 31, 2020, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and Aphria does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For more information on ODI Pharma, please contact: Derek Simmross, CEO, ODI Pharma AB, E-mail: info@odipharma.com; For more information on Aphria Inc., please contact: Tamara Macgregor, Chief Corporate Affairs Officer, Aphria Inc., E-mail: tamara.macgregor@aphriainc.com

CO: Aphria Inc.

CNW 11:00e 02-NOV-20